STUBBS
ALDERTON  &
MARKILES,  LLP
BUSINESS  &  TECHNOLOGY  LAW


November 2, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

     RE:  DIGITALFX  INTERNATIONAL,  INC.
          RESPONSES TO STAFF COMMENTS OF OCTOBER 27, 2006
          WITH RESPECT TO:
          REGISTRATION STATEMENT ON FORM SB-2
          FILED ON OCTOBER 5, 2006
          FILE NO. 333-136855

          FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
          FILED MARCH 23, 2006

          FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, AND JUNE 30, 2006 FILED MAY 12, AND AUGUST 15, 2006, RESPECTIVELY
          FILE NO. 0-27551

Ladies and Gentlemen:

     On behalf of DigitalFX International, Inc. (the "COMPANY"), we have enclosed a copy of a second amendment (the "SECOND AMENDMENT") to the Registration Statement on Form SB-2 (File No. 333-136855) ("REGISTRATION STATEMENT") originally filed with the United States Securities and Exchange Commission on August 23, 2006 and as amended on October 5, 2006. The Second Amendment was filed with the United States Securities and Exchange Commission on November 2, 2006.

     In addition to the Second Amendment, we have enclosed with the paper submission of this letter an additional "marked" copy of the Second Amendment comparing the document to the amendment to the Registration Statement filed on October 5, 2006, and hereby provide supplementally the following responses in reply to the comment letter dated October 27, 2006 (the "COMMENT LETTER") transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the "STAFF"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.


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SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 2


REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 5, 2006
---------------------------------------------------------
FILE NO. 333-136855
-------------------

GENERAL
-------

1. WE NOTE THAT YOU HAVE ADDED 19,028 SHARES TO THE REGISTRATION STATEMENT AND TWO ADDITIONAL SELLING SHAREHOLDERS WHILE SEVERAL SELLING SHAREHOLDERS HAVE BEEN DROPPED FROM THE TABLE. WE NOTE FURTHER THAT VISION OPPORTUNITY MASTER FUND, ONE OF THE TWO NEW SELLING SHAREHOLDERS, PURCHASED ITS SHARES FROM EXISTING SHAREHOLDERS IN A PRIVATE TRANSACTION ON OCTOBER 5, 2006. PLEASE TELL US WHAT EXEMPTION FROM REGISTRATION YOU RELIED UPON FOR THE TRANSFER. ALSO, PLEASE TELL US IN YOUR RESPONSE THE NAMES OF THE SHAREHOLDERS WHO TRANSFERRED THE SHARES TO VISION OPPORTUNITY MASTER FUND.

     Vision Opportunity Master Fund, Ltd. ("Vision Opportunity") purchased its shares on October 5, 2006, from Woodman Management Corporation, David Weiner and Jorel Management Corp., existing shareholders, in private transactions not involving an issuer, underwriter, or dealer pursuant to Section 4(1) of the Securities Act of 1933, as amended. To the Company's knowledge, none of the existing shareholders in these transactions are broker-dealers, Vision Opportunity is not a broker-dealer or affiliated with a broker-dealer, and Vision Opportunity represented that it was an accredited investor and had acquired the shares for its own account and not with a view to distribution.

     The Company refers the Staff to the revisions to the section captioned Principal and Selling Shareholders in the Second Amendment.

RISK  FACTORS
-------------

OUR  SENIOR  MANAGEMENT'S  LIMITED EXPERIENCE MANAGING A PUBLICLY TRADED COMPANY
--------------------------------------------------------------------------------
PAGE  9
-------

2. PLEASE REFER TO PRIOR COMMENT 17. CONSISTENT WITH YOUR DISCLOSURE, PLEASE REVISE THE SUBHEADING TO STATE CLEARLY THAT YOUR SENIOR MANAGEMENT HAD NO EXPERIENCE MANAGING A PUBLICLY TRADED COMPANY PRIOR TO SERVING AS YOUR EXECUTIVE OFFICERS.

     The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Risk Factors in the Second Amendment.


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SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 3


MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
---------------------------------------

RESULTS  OF  OPERATIONS
-----------------------

SIX  MONTHS  ENDED  JUNE  30, 2006 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2005,
--------------------------------------------------------------------------------
PAGE  15
--------

3. PLEASE REFER TO PRIOR COMMENT 24. YOU STATE THAT THE INCREASE IN SALES VOLUME IS DUE PRIMARILY TO A NEARLY 9-FOLD INCREASE IN NEW AFFILIATES IN THE SIX MONTHS ENDED JUNE 30, 2006 AS COMPARED TO THE SAME PERIOD IN 2005. CLARIFY WHETHER MANAGEMENT CONSIDERS THIS SIGNIFICANT INCREASE IN THE NUMBER OF AFFILIATES TO BE A TREND THAT IS EXPECTED TO CONTINUE IN FUTURE YEARS, PERHAPS BASED ON THE NATURE OF THE COMMISSION STRUCTURE. ALTERNATIVELY, EXPLAIN WHETHER A SPECIAL CAMPAIGN WAS UNDERTAKEN OR OTHER SPECIAL EFFORTS MADE TO BOOST THE NUMBER OF NEW AFFILIATES IN A MANNER WHEREBY THE RATE OF INCREASE IS NOT EXPECTED TO BE MAINTAINED OVER TIME.

     The Company's sales volume growth for the six months ended June 30, 2006 was not due to a special campaign or to other special efforts by the Company. The Company's management expects this level of growth in sales volume to continue for the foreseeable future due to the viral nature of the Company's affiliate program, continuing product improvements, and additional international expansion.

     The Company refers the Staff to the revisions to the Results of Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Second Amendment.

4. PLEASE REFER TO PRIOR COMMENT 25. CONSISTENT WITH YOUR RESPONSE, PLEASE DISCLOSE THE FACT THAT YOU HAVE NOT EXPERIENCED ANY MATERIAL CHANGES IN THE PRICE OF YOUR PRODUCTS.

     The Company has complied with the Staff's comment and refers the Staff to the revisions to the Results of Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Second Amendment.

5. PLEASE EXPLAIN WHAT YOU MEAN BY MORE "LUCRATIVE" COMMISSION PAYMENTS. STATE THE PERCENTAGE INCREASE OR MAXIMUM RANGE OF INCREASE THAT AFFILIATES RECEIVE AS THEY ADVANCE IN RANK.

     The Company has removed the reference to more "lucrative" commission payments and has instead provided additional disclosure regarding its affiliate commission structure.


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SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 4


     The Company refers the Staff to the revisions to the Results of Operations subsection of the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations in the Second Amendment.

BUSINESS
--------

CORPORATE  HISTORY,  PAGE  21
-----------------------------

6. PLEASE REFER TO PRIOR COMMENT 27. PLEASE STATE THE VALUE OF THE SHARES UNDERLYING THE SERIES A PREFERRED SHARES THAT WERE ISSUED IN EXCHANGE FOR ALL OF THE OUTSTANDING MEMBERSHIP INTERESTS OF VMDIRECT FROM THE VMDIRECT MEMBERS. ALSO, STATE THE MAXIMUM PERCENTAGE OF CONTROL THAT WAS REPRESENTED BY THE APPROXIMATELY 21 MILLION UNDERLYING SHARES AT THE TIME OF THE TRANSACTION.

     Based on the closing price of the Company's common stock as reported by the NASDAQ Stock Market on June 15, 2006, the 21,150,959 shares of the Company's common stock underlying the shares of Series A Convertible Preferred Stock issued to the former members of VMdirect, L.L.C. ("VMDIRECT") had an aggregate value of $158,632,192.50.

     The Company previously disclosed that at the closing of the acquisition of VMdirect, the former members of VMdirect held approximately 95.8% of the outstanding shares of the Company's common stock and the Company's shareholders existing immediately prior to the closing held approximately 923,497 shares of the Company's common stock, representing approximately 4.2% of the Company's outstanding shares of common stock. The Company has revised this disclosure to state that upon the closing of the acquisition of VMdirect, the former members of VMdirect and holders of warrants and options to purchase membership interests in VMdirect held approximately 23,665,953 shares of the Company's common stock on a fully-diluted and as converted to common stock basis, representing approximately 96.2% of the Company's outstanding shares of common stock on a fully-diluted and as converted to common stock basis, and the Company's shareholders existing immediately prior to the closing held approximately 923,961 shares of the Company's common stock on a fully-diluted basis, representing approximately 3.8% of the Company's outstanding shares of common stock on a fully-diluted basis.

     The Company refers the Staff to the revisions to the Corporate History subsection of the section captioned Business in the Second Amendment.

SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 5


7. PLEASE REFER TO PRIOR COMMENT 27. PLEASE DISCLOSE THAT KEATING SECURITIES, WHICH IS CONTROLLED BY KEVIN R. KEATING'S SON, TIMOTHY KEATING, INTRODUCED THE FIVE PROPOSED REVERSE MERGER CANDIDATES TO THE COMPANY. STATE WHETHER ANY CONSIDERATION WAS PAID TO KEATING SECURITIES IN CONNECTION WITH THESE INTRODUCTIONS AND DISCLOSE ANY RELATIONSHIP BETWEEN KEATING SECURITIES AND EACH OF THE SIX REVERSE MERGER ENTITIES.

     To the Company's knowledge, Keating Securities, LLC did not receive any consideration in connection with introducing the Company to each of Taxus (Cayman) Inc., Private Brands, Inc., Elwin Group Limited, Eco Technology, Inc. and Shiming (Cayman) Co., Ltd. To the Company's knowledge, Keating Securities, LLC did not and currently does not have any relationship with each of the proposed reverse merger candidates.

     The Company has complied with the Staff's comment and refers the Staff to the revisions to the Corporate History subsection of the section captioned Business in the Second Amendment.

MANAGEMENT,  PAGE  29
---------------------

8. PLEASE REFER TO PRIOR COMMENT 42. WE REISSUE OUR COMMENT IN PART. PLEASE IDENTIFY IN THE PROSPECTUS THE COMPANIES IDENTIFIED IN YOUR RESPONSE AS BLANK CHECK OR PUBLIC SHELL COMPANIES FOR WHICH MR. KEATING SERVED OR SERVES AS A MANAGER OR BOARD MEMBER. STATE THE NUMBER OF PUBLIC SHELL COMPANY REVERSE ACQUISITIONS IN WHICH MR. KEATING HAS BEEN INVOLVED AND THE PERIOD DURING WHICH THE REVERSE ACQUISITIONS OCCURRED.

     Kevin Keating has been involved in 12 public shell company reverse acquisitions during the past five years. The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Management in the Second Amendment.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS,  PAGE  37
-------------------------------------------------------------

9. PLEASE REFER TO PRIOR COMMENT 47. PLEASE STATE THE VALUE OF THE SERVICES RENDERED BY WOODMAN MANAGEMENT CORPORATION FOR WHICH YOU ISSUED 243,121 SHARES OF COMMON STOCK. ALSO STATE THE MATERIAL TERMS OF THE WARRANTS SUCH AS THE EXERCISE PRICE. PROVIDE SIMILAR DISCLOSURE FOR THE SERVICES RENDERED BY GARY FREEMAN.

     In December 2005, VMdirect issued to Woodman Management Corporation a warrant to purchase 57,850 units representing membership interests of VMdirect, in consideration for consulting services rendered to VMdirect with an aggregate value of $27,778. The warrant had a term of five years, an exercise price of $1.10 per share and piggyback registration rights. The Company assumed this warrant upon its acquisition of VMdirect, and the warrant now entitles

SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 6


Woodman Management Corporation to purchase an aggregate of 243,121 shares of the Company's Common Stock at an exercise price of $0.2617 per share.

     In December 2005, VMdirect also issued to Gary Freeman a warrant to purchase 23,038 units representing membership interests of VMdirect, in consideration for consulting services rendered to VMdirect by Gary Freeman on behalf of Bandari Beach Lim & Cleland LLP, with an aggregate value of $12,141. The warrant had a term of five years, an exercise price of $1.10 per share and piggyback registration rights. The Company assumed this warrant upon its acquisition of VMdirect, and the warrant now entitles Gary Freeman to purchase an aggregate of 96,820 shares of the Company's Common Stock at an exercise price of $0.2617 per share.

     Neither Woodman Management Corporation nor Gary Freeman has exercised the warrant issued to such party.

     The Company refers the Staff to the revisions to the section captioned Related Party Transactions in the Second Amendment.

     The Company previously disclosed the material terms of the warrants issued to each of Woodman Management Corporation and Gary Freeman and refers the staff to the Warrant Holders subsection of the Transactions with Selling Shareholders subsection of the section captioned Related Party Transactions in the Second Amendment. The Company has included these terms in the disclosures noted above.

PRINCIPAL  AND  SELLING  SHAREHOLDERS,  PAGE  33
------------------------------------------------

10. PLEASE REFER TO PRIOR COMMENT 50. PLEASE PROVIDE DISCLOSURE IN THE SELLING SHAREHOLDER TABLE THAT IS CONSISTENT WITH YOUR RESPONSE REGARDING MR. KEATING'S STATUS AS AN AFFILIATE OF A BROKER-DEALER AND WHETHER HE ACQUIRED HIS SHARES WITH A VIEW TO DISTRIBUTE THEM. EXPLAIN WHY THIS SHARE ISSUANCE IS NOT LISTED UNDER RECENT SALES OF UNREGISTERED SECURITIES PURSUANT TO
     ITEM 701 OF REGULATION S-B AND WHERE WE MAY FIND HIS SERVICE AGREEMENT PURSUANT TO WHICH THE SHARES WERE ISSUED.

     The Company has complied with the Staff's comment and refers the Staff to the revisions to the section captioned Principal and Selling Shareholders in the Second Amendment.

     The Company previously reported the issuance of shares to Mr. Keating in the second paragraph of Item 26, Recent Sales of Unregistered Securities, of the amendment to the Registration Statement and respectfully directs the Staff's attention to said paragraph. These shares were not issued pursuant to a services agreement, but in connection with Mr. Keating's service as the Company's sole director and officer at the time.

SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 7


PART  II
--------

INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
---------------------------------------------

11. WE REISSUE PRIOR COMMENT 52. YOUR RESPONSE NOTWITHSTANDING, IT APPEARS THAT YOU CONTINUE TO QUALIFY YOUR SUMMARY OF THE GOVERNING INDEMNIFICATION PROVISIONS IN ITS ENTIRETY BY REFERENCE TO THE DOCUMENTS YOU CITE. PLEASE REMOVE THIS QUALIFICATION FROM THE PROSPECTUS.

     The  Company  has  complied  with  the  Staff's  comment.

RECENT  SALES  OF  UNREGISTERED  SECURITIES
-------------------------------------------

12.  PLEASE  REFER  TO  PRIOR  COMMENT  54. FOR THE DECEMBER 31, 2005 SECURITIES
     ISSUANCES TO 11 CONSULTANTS AND OTHER ADVISORS, STATE WHETHER THE RECIPIENTS WERE SOPHISTICATED OR ACCREDITED.

     The  Company  has  complied  with  the  Staff's  comment.

EXHIBITS
--------

13. PLEASE REFER TO PRIOR COMMENT 56. WE ARE UNABLE TO CONCUR WITH YOUR ASSERTION THAT THE VOTING AGREEMENT NEED NOT BE FILED PURSUANT TO ITEM 601(B) OF REGULATION S-B ON THE BASIS THAT THE COMPANY IS NOT A PARTY TO THE AGREEMENT. ITEM 601(B)(10)(A) REQUIRES THAT YOU FILE "ANY CONTRACT TO WHICH DIRECTORS, OFFICERS [OR] SECURITY HOLDERS NAMED IN THE REGISTRATION STATEMENT ARE PARTIES" OTHER THAN AS EXCEPTED BY THE ITEM. KRM REVERSE MERGER FUND IS A NAMED SELLING SECURITY HOLDER WHILE CRAIG ELLINS AND AMY BLACK ARE OFFICERS OF THE COMPANY. ACCORDINGLY, PLEASE FILE THE VOTING AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

     The  Company  has  complied  with  the  Staff's  comment.

UNDERTAKINGS
------------

14. WE NOTE THAT YOU HAVE INCLUDED THE UNDERTAKING RELATING TO RULE 430B, HOWEVER, IT DOES NOT APPEAR THAT PARAGRAPH (G)(1) OF THE RULE APPLIES TO YOUR OFFERING. PLEASE ADVISE US OF THE BASIS FOR YOUR RELIANCE ON THIS RULE. IF YOU ARE UNABLE TO SATISFY THE REQUIREMENTS OF 430B, PLEASE PROVIDE THE UNDERTAKING SPECIFIED BY ITEM 512(G)(2) OF REGULATION S-B, WHICH RELATES TO RULE 430C.

     The Company previously included the undertaking required by Item 512(g)(2) of Regulation S-B, which relates to Rule 430C, and has revised the undertaking to state verbatim


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SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 2, 2006
PAGE 8


the text of the undertaking. The Company refers the Staff to the revisions to the section captioned Undertakings in the Second Amendment.


                                       ***


     We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

                                   Sincerely,

                                   /s/ Gregory Akselrud
                                   --------------------

                                   Gregory Akselrud



cc:     Lorne Walker